December 19, 2005	www.creamminerals.com / www.langmining.com
	OTC Bulletin Board - Symbol: CRMXF
	U.S. 20-F Registration: 000-29870
	TSX Venture Exchange - Symbol: CMA
	Frankfurt Stock Exchange – Symbol: DFL
	(www.finanztreff.de)

CREAM MINERALS REPORTS IMPROVED GOLD-SILVER ASSAYS AT ITS NUEVO MILENIO PROPERTY, MEXICO

Cream Minerals Ltd. (CMA - TSX-V) (“Cream”) is pleased to report results from examination of the Dos Hornos North section of its Nuevo Milenio property south west of Tepic, Nayarit State, Mexico.

The Weighted Average grade of all samples from Vein #1 reported in our news release of November 16, 2005, was given as 2.995 g/t gold and 169.34 g/t silver across an average width of 3.73 meters with assays pending for the 50-meter crosscut across the structure in Adits 1 to 4.

Assays now received for the mineralized portion of the 50-meter crosscut in Adits 1 to 4 are shown in the following table:
Sample #	Width (m)	Au g/t	Ag g/t
X – cut FW
182192	2.00	0.08	42.00
182193	2.00	1.30	52.00
Vein Zone
182194	2.00	5.84	306.00
182195	1.20	0.12	191.00
Total	7.20	2.03	142.94
including	5.20	2.77	181.77
including	3.20	3.70	262.88

The Weighted Average of all results over the 550-meter section including the above and others as shown on maps attached to this news release on the Company’s website totals:

Description	Width (m)	Au g/T	Ag g/T
Entire section	4.16	2.827	178.05

Although some indications of old workings were evident over a large part of the property, no one suspected the extent of the over 150-year old workings.  Almost everything was overgrown and trees up to 0.5 m in diameter have grown over the old trails and workings, even blocking some old tunnel entrances.

Because early Spanish workers only mined the very highest gold-silver grades, their workings are very narrow and consequently most underground assays are less than true vein width.

All assays taken over the 550-meter northern section of the 2.5 km Dos Hornos vein system are shown on sketches  on the Company’s website.  For greater detail and the location of parallel veins which have not yet been examined, please see our website at to www.creamminerals.com or www.creamminerals.de in Germany.

Please note that the Vein #1 is one of four known vein structures within the Dos Hornos zone and only 550 meters out of a known strike length of 2,500 meters has been sampled.  Further drilling and underground work will be required to define the overall resource size and grade.

Exploration on the Nuevo Milenio property is under the supervision of Mr. Ferdinand (Fred) Holcapek, P.Eng., the Company’s “Qualified Person” for the purpose of National Instrument 43-101.

For more information about Cream Minerals Ltd., the Company’s mineral property interests or to view the Company’s new video presentation, please visit our website at www.creamminerals.com.

We are pleased to wish all shareholders a happy, healthy and prosperous New Year.

Frank A. Lang, BA, MA, P.Eng.
President & CEO

For further information please contact:
Investor Relations at the Lang Mining Group
Tel: (604) 687-4622 Fax: (604) 687-4212
Toll Free: 1-888-267-1400 Email: info@creamminerals.com

No regulatory authority has approved or disapproved the information contained in this news release.

Nuevo Milenio Sketch of Dos Hornos North, Vein 1, DDH 17-03 Adit 4 Plus Stopes X-Section Faces Northwest

SW
NE
521600 E
1,100 m
DDH 17-03
Creek
ADIT 4
1,000 m
1,000 m
Arroyo
Guadalupana
WATER LEVEL

Trench 1	m	Au g/t	Ag g/t
660959-63	10.00	1.218	131.18
Including	6.00	1.947	200.30
Including	4.00	2.886	284.40

Adit 2	m	Au g/t	Ag g/t
182172	1.20	1.32	96.00
182173	1.00	1.28	63.00
182174	1.70	2.08	122.00
Average	3.90	1.64	98.87

Sample #	m	Au g/t	Ag g/t
Face of Adit 1 HW			
182179, 80	2.70	2.837	355.24
X-cut FW			
182177, 78	2.30	2.067	287.83
Average	5.00	2.480	324.23

Sample #	m	Au g/t	Ag g/t
182196	1.50	1.63	39.00
182197	2.00	5.41	68.00
Average	3.50	3.79	55.57

DDH 17 – 03		m	Au g/ t	Ag g/t
Poor Core Recovery 20% to 75%				
199900	36 - 38	2.00	old workings	
199901	38 - 40	2.00	1.050	191.50
199902	40 - 42	2.00	0.053	44.00
199904	44 - 46	2.00	0.110	32.50
199905	46 - 48	2.00	0.005	60.00

Sample #	m	Au g/t	Ag g/t
182198	1.80	1.19	462.00
182200	1.70	1.55	222.00
182199	2.20	1.20	205.00
Average	5.70	1.30	291.23

Sample #	m	Au g/t	Ag g/t
182201	1.80	0.88	192.00
182202	1.80	1.50	106.00
Average	3.60	1.19	149.00

Weighted Average of Section

All Samples	m	feet	Au g/t	Ag g/t
Wt Average	6.61	21.68	1.415	144.96
or	5.26	17.25	1.761	174.14
or	4.36	14.30	2.061	199.15
or	3.59	11.78	2.313	229.28

NOTE : MINE WORKINGS
IN PART PROJECTED
MINE SAMPLES
From Pillars and walls in
stoped areas, where accessible

LEGEND
Quartz Veins
Mine Levels
Stoped Areas

2360900 N

0 20 50

Scale: 1:1000

521500 E

CREAM MINERALS DE MEXICO S.A. DE C.V.
NUEVO MILENIO
SKETCH Of DOS HORNOS NORTH, VEIN 1,
DDH 17- 03 ADIT 4 PLUS STOPES
X - SECTION FACES NORTHWEST

BY: Ing. German Francisco R
F. Holcapek, P.Eng.

Nov 27, 2005